SEC 1815 (11-2002)

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

Commission File Number 0-22672

AURIZON MINES LTD.

(Translation of registrant’s name into English)

Suite 900 - 510 Burrard Street, Vancouver, BC   V6C 3A8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-                      .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  AURIZON MINES LTD.

(Registrant)

Signed "Julie A. S. Kemp"

Date  March 4, 2005

By

JULIE A. S. KEMP, Corporate Secretary

*Print the name and title under the signature of the signing officer.

EXHIBITS

Exhibit Index for Form 6-K

1.0

News Release dated March 4, 2005

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ American Stock Exchange – Ticker Symbol – AZK U.S. Registration: (File #0-22672) Form 20-F News Release Issue No. 6 - 2005

March 4, 2005
FOR IMMEDIATE RELEASE

AURIZON REPORTS 2004 FINANCIAL RESULTS

Aurizon announces the financial results of the Company for the year ended December 31, 2004.

SUMMARY

  Gold production of 33,500 ounces

  Revenues of $18.3 million, matching prior year's results

  Write-down of Sleeping Giant totalling $4.7 million

  Net loss of $5.7 million or $0.06 per share

  Year end cash balance of $11.9 million

  Working capital of $12.2 million

  Company remains debt free

FINANCIAL RESULTS

A $9 per ounce increase in the Canadian dollar realized gold prices, offset by the adoption of a new accounting policy for revenue recognition, resulted in revenue from mining operations in 2004 of 17.5 million matching revenues achieved in the prior year.  The average gold price realized in 2004 was US$410 per ounce, US$1 per ounce higher than the average London afternoon fixing, and higher than the US$375 per ounce achieved in 2003.  A stronger Canadian dollar resulted in an average exchange rate of 1.30 to the U.S. dollar in 2004 and Aurizon realizing a Canadian dollar gold price of $534 per ounce, compared to $525 in 2003.

A non-cash impairment write-down of Sleeping Giant totaling $4.7 million, together with higher mine operating costs, were the main factors resulting in the loss for 2004 of $5.7 million, or $0.06 per share, compared with a net loss of $0.3 million or $0.00 per share in 2003.  Expenditures associated with Casa Berardi have been capitalized for the past two years.

Cash flow from operating activities was $3.4 million in 2004, compared to cash flow of $3.8 million in 2003.  A $1.2 million increase in non-cash working capital in 2004 partially mitigated the decrease in cash flow from operations of $2.2 million compared to $3.1 million in 2003.  Cash flow from operations in 2004 was negatively impacted by a strong Canadian dollar and the mining of lower grade ore compared to 2003.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2004, Aurizon adopted a new accounting policy for revenue recognition, whereby revenue is recognized when the metals have been delivered and title has passed to a purchaser.  Previously revenue was recognized when the metals had been extracted and processed at the mill facilities.  The adoption of this new policy has resulted in the deferment of revenue associated with 700 ounces of gold that had been produced in 2004, but not sold.  The effect on operations in 2004, was an increase in the net loss of $14,900.

Aurizon Mines Ltd.

March 4, 2005
Aurizon Reports 2004 Financial Results

An accounting guideline with respect to hedging transactions became effective January 1, 2004.  This guideline addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purpose of applying hedge accounting.  Aurizon has elected not to apply hedge accounting to its derivative instruments and accordingly gains or losses arising from the use of derivative instruments, both realized and unrealized, will be charged to operations.  This has resulted in unrealized foreign exchange gains for 2004 of $62,950 being credited to operations.

FOURTH QUARTER RESULTS

A review of Sleeping Giant's year-end updated mineral reserves together with a life-of-mine plan resulted in the recognition of an impairment in the carrying value of this asset.  Despite an increase in mineral reserves at the end of 2004 compared to those determined at the end of 2003, a valuation impairment has occurred for the following reasons:

  Capital costs incurred in 2004 together with future expected capital costs have risen due to lower productivities and delays in lateral development of the lower portion of the mine.

  Future expected profit margins have narrowed as a strong Canadian dollar together with lower productivities resulting from mining variable-dipping ore structures and a corresponding drop in the mining rate, impact mining costs.

Since Sleeping Giant's book value at the end of 2004 exceeded the projected future undiscounted net cash flows, the book value was reduced to the estimated present value of the discounted future cash flows.  This has resulted in a fourth quarter charge to operations of $4.7 million.

Aurizon's share of gold production from the Sleeping Giant mine in the fourth quarter of 2004 was 7,520 ounces at a cash operating cost of US$351 per ounce compared to 10,022 ounces at a cash cost of US$243 per ounce for the same period of 2003.  Lower ore grades and lower tonnages milled caused by manpower shortages have resulted in a low broken ore inventory and higher mining costs.

Including the $4.7 million write-down of Sleeping Giant, Aurizon realized a net loss of $4.9 million, or $0.05 per share in the fourth quarter of 2004, compared to earnings of $49,000, or $0.00 per share for the same period of 2003.

OPERATIONS

Aurizon's share of gold production in 2004 of 33,500 ounces was similar to the 33,000 ounces achieved in 2003.  The tonnes of ore processed in 2004, was 9% higher than the prior year, although an 8% decline in ore grades resulted in gold production matching 2003.

Mine operating costs in 2004 increased 8% to $13.4 million compared to $12.4 million, due primarily to higher tonnage ore production.  Unit operating costs were $145 per tonne in 2004, matching the previous year's costs. Total cash costs per ounce of US$314 in 2004 were 18% higher than the US$266 achieved in 2003, due to the strength of the Canadian dollar together with lower ore grades in 2004.

A major surface and underground development program at Casa Berardi and continued development of three new lower levels accessible from the recent shaft deepening at Sleeping Giant have resulted in aggregate investing activities totaling $31.4 million compared to $21.7 million in 2003.

In 2004, mineral property, plant and equipment expenditures totaled $31.5 million, of which $27.5 million was invested at Casa Berardi and $4.0 million was invested at Sleeping Giant.  The major underground exploration program that was initiated in early 2003 at Casa Berardi continued during 2004, along with the substantial completion of the updated feasibility study and construction of certain surface infrastructure.  The following work was completed in 2004 at Casa Berardi:

Aurizon Mines Ltd.

March 4, 2005
Aurizon Reports 2004 Financial Results

  Surface foundations for the headframe, backlegs, hoist buildings and ore bins

  42 metre concrete shaft collar

  Shaft pilot raise from the 550 metre level to surface

  878 metres of exploration track drift on the 550 metre level

  32,400 metres of definition drilling of 224 holes

  20,700 metres of surface exploration drilling of 34 holes

  Detailed engineering for the shaft and surface infrastructure

  102 metres of ventilation raising

  1,590 metres of ramps down to the 550 metre level and access drifts to the shaft raises

During 2004, at Sleeping Giant, $4.0 million was invested in 1,300 metres of drift development, 51,000 metres of exploration and reserve development drilling, and the purchase of mining equipment.

Financing activities in 2004 totaled $12.8 million, of which $10 million was provided by an equity financing together with the exercise of warrants and stock options, and $2.8 million from Quebec refundable tax and mining credits.  These financing activities, together with $27 million cash at the beginning of 2004, allowed the Company to undertake major development activities at Casa Berardi.  At December 31, 2004, Aurizon had cash of $11.9 million and working capital of $12 million.

OUTLOOK

At Casa Berardi, a positive feasibility study was completed in January 2005 by Met-Chem Canada Inc. for the mineral reserves located above the 700 metre level in the West Mine area.  The feasibility study outlines the first 5.5 years of production from 868,000 reserve ounces of gold.  A scoping study has also been completed which evaluates the economic impact of including the high grade resources below 700 metres, currently estimated at 368,000 ounces of gold, into the mining plan.

The pre-production time required to bring Casa Berardi to commercial production is anticipated to be 18 months.  Pre-production capital costs are estimated at $84.1 million (US$67 million), the majority of which will be for underground mine development.  Tenders have been received for most of the significant costs related to the project, thereby reducing capital cost risks.

Discussions with financial institutions are underway with respect to securing the necessary funding to advance Casa Berardi to commercial production.  The 2005 Casa Berardi budget has been prepared on the basis that the pre-production work commences in the second quarter of 2005.

During the first quarter of 2005, work will consist of driving the 550 metre track drift south and east of the 113 Zone to permit further exploration and infill drilling of the lower portion of the 113 Zone and the 118-122 Zones.  Assuming pre-production work commences at the beginning of the second quarter of 2005, nearly $50 million is expected to be invested at Casa Berardi during 2005.  Surface infrastructure work will include the installation of the hoist and electrical sub-station on foundations constructed in 2004; the construction of the headframe and hoist buildings; and the commencement of the mill refurbishing in the third quarter of 2005.  Underground development in 2005 will include an expected 640 metres of shaft sinking; 1,400 metres of ramping; 1,500 metres of drifting; 250 metres of raising; and 3,100 metres of development in ore mineralization.

Aurizon Mines Ltd.

March 4, 2005
Aurizon Reports 2004 Financial Results

Included in the budget for Casa Berardi is approximately 66,000 metres of exploration and definition drilling.  Two underground drill rigs will remain active throughout 2005 in the West Mine area, drilling from the 550 metre level.  These rigs will test the dip extension of Zone 113 from the 900 metre level down to 1,100 metres below surface. Definition drilling will also be initiated up to 500 metres east of Zone 113 in order to upgrade the quality of the known inferred mineral resources and increase the mine life.  Surface drilling will continue in the East mine area and west of the West mine.

Aurizon’s share of gold production from Sleeping Giant in 2005 is expected to decline by 17% from 2004 levels to 27,800 ounces as a result of a lack of developed areas to extract ore for mine production.  Total cash costs per ounce are expected to increase to US$358 in 2005 compared to US$314 achieved in 2004 due to higher mining costs associated with extracting variable dipping ore from the flatter dipping Zone 8, 16% fewer tonnes and a stronger Canadian dollar.

Sleeping Giant will require $2.3 million of exploration, development, and capital expenditures in 2005, of which $1.0 million is required to complete the additional development work associated with the recent shaft sinking.  Also included in the Sleeping Giant budget is nearly 1,600 metres of drifting and 52,000 metres of diamond drilling.

In order to initiate the pre-production work at Casa Berardi and also fund Sleeping Giant's capital requirements and cover general corporate costs, it is estimated that Aurizon will require a minimum $50 million financing in 2005.  In 2005, Sleeping Giant will require $800,000 to support its capital requirements, net of operating cash flow.

Aurizon Mines Ltd.

March 4, 2005
Aurizon Reports 2004 Financial Results

OPERATING RESULTS
			Year Ended
	Fourth Quarter		December 31
	2004	2003	2004	2003
Sleeping Giant Production
Tonnes milled	45,058	49,848	192,950	176,500
Ore grade (grams/tonne)	10.7	12.8	11.1	12.1
Gold production - 100% (ounces)	15,040	20,043	67,018	66,600
- Aurizon’s share of gold production	7,520	10,022	33,509	33,300
Gold Sold - ounces	9,000	10,022	32,829	33,300
Total cash costs/ounce - U.S.$	$351	$243	$314	$266
Depreciation and amortization/ounce - U.S.$	$78	$63	$84	$59
Total production costs/ounce - U.S.$	$429	$306	$398	$325

Realized gold selling price - U.S.$	$428	$405	$410	$375
- Cdn.$	$522	$533	$534	$525

FINANCIAL HIGHLIGHTS
	Fourth Quarter		Year ended December 31
	2004	2003	2004	2003
	$	$	$	$

Revenue	4,924,366	5,541,408	18,355,021	18,260,362
Net Earnings (Loss)	(4,898,827)	49,456	(5,695,885)	(301,154)
Operating Cash Flow	77,171	1,894,560	3,429,996	3,826,218
Loss per Share - Basic and Diluted	(0.05)	(0.00)	(0.06)	(0.00)

ANNUAL GENERAL MEETING

The Annual General Meeting of Shareholders of Aurizon Mines Ltd. has been scheduled for May 17, 2005 at 2:00 o'clock Pacific Daylight Time, 3rd Floor Boardroom of Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, B.C.  V6C 3B9.

For further information, please contact Ian S. Walton, Chief Financial Officer or
Patrick Soares, Manager, Investor Relations at Telephone: (604) 687-6600;
Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932.
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release contains “forward-looking statements”, including, but not limited to, statements regarding the Company’s expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Annual Report on Form 20-F filed as an alternative form of AIF with the Securities Commissions of the provinces of British Columbia, Ontario and Quebec, with the United States Securities and Exchange Commission, and with the Toronto Stock Exchange.